The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

April 16, 2007

By EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Cash

Re:	The Dewey Electronics Corporation, File No. 02892 Form 10-K for the fiscal year ended June 30, 2006

Ladies and Gentlemen:

Set forth below are the responses by The Dewey Electronics Corporation (the “Company”) to the comment letter dated March 22, 2007 from John Cash of the staff of the Securities and Exchange Commission (the “Commission”) to Stephen P. Krill regarding the Company’s report on Form 10-K for the fiscal year ended June 30, 2006. The numbered headings and paragraphs below correspond to the comment letter. For your reference, following each numbered paragraph, we have reproduced in boldface text the comment that corresponds thereto.

Note 1. Business and Summary of Significant Accounting Policies
A. Revenue Recognition, page 29

1.
We reviewed your response to our previous comment one. We note that you receive delivery orders from your customer, specifying the price and quantity of generator sets to be delivered. We also note that you bill contract costs and estimated profits in excess of billings to your customer when they accept the generator sets, which generally occurs within six to eight weeks after work first begins on a work order. Based on your description of the contract terms, including the length of time it takes to produce generator sets and the fact that costs are billed when the generator sets are accepted by your customer, it remains unclear to us why it would not be more appropriate to recognize revenue when generator sets and replacement parts are delivered in accordance with SAB Topic 13A. Please advise.

Company response:

As explained in our previous response, generators ordered under the Company’s contract to provide 2kW generator sets to the US Army are produced in batches using a work order and are shipped to the customer as specified in delivery orders issued by the customer. Typically delivery orders cover multiple shipments of varying quantities and span a period of several months, so that while initial shipments may occur 6 to 8 weeks after work first begins on a work order, final shipments against a delivery order may be several months later. Significant costs are incurred at the outset of work on the work order in the form of acquisition of materials and the production of sub-assemblies that will be incorporated in the final assembly of generators in future periods.

This contract to provide 2kW generator sets incorporates a number of clauses from the Federal Acquisition Regulation including sub-part 52.249-2 “Termination for Convenience of the Government (Fixed-Price)”. Paragraph (g)(2)(i) of this sub-part provides that if the contract is terminated for the convenience of the Government the Contracting Officer shall pay the contractor “the costs incurred in the performance of the work terminated, including initial costs and preparatory costs allocable thereto…” Pursuant to Paragraph (g)(2)(iii), the Contracting Officer is also required to pay “a sum, as profit on subdivision (g)(2)(i) of this clause, determined by the Contracting Officer under 49.202 of the Federal Acquisition Regulation, in effect on the date of this contract, to be fair and reasonable....”

The Company believes that the inclusion in the contract of sub-part 52.249-2 effectively guarantees profit on costs as incurred and given the uneven nature of the accumulation of the costs across reporting periods, the revenue and estimated profit represented by these costs should be recorded in the period in which the costs are incurred. The Company feels this conclusion is supported by Concept No5, paragraph 83(b) which states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”.

SAB 101 Topic 13 A 1. Revenue Recognition - General states in part: “The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

Persuasive evidence of an arrangement exists

Delivery has occurred or services have been rendered

The seller’s price to the buyer is fixed or determinable

And

Collectibility is reasonably assured.”

The Company believes that its accounting policy of recognizing revenues on a percentage of completion basis under its 2kW generator contract with the US Army is consistent with these criteria, which are met as follows:

(1) The Company believes that the contract and particularly the incorporation of clauses from the Federal Acquisition Regulation which permit progress payments (sub-part 52.232-16) and govern reimbursement and profit if the contract is cancelled for the convenience of the Government (sub-part 52.249-2), constitutes an arrangement between buyer and seller whereby the seller (the Company) can transfer title to and effectively “sell” its Work in Process without delivery of finished units to the customer.

(2) Because the Company is guaranteed to recover its costs along with a fair and reasonable profit on uncompleted work under the contract, the Company believes that delivery effectively occurs at the time costs are incurred.

(3) The seller’s price to the buyer is determinable using the percentage of completion method and the fixed price specified in the contract.

(4) And finally, within the terms of the contract the amounts recognized are fully collectible.

The Company also wishes to point out to the Staff that using the percentage of completion method of revenue recognition for this contract is a consistent application of the Company’s accounting policy since the contract’s inception in 2001 and is a continuation of the application of that accounting policy from the Company’s previous 5 year contract to provide generators sets to the US Army which was awarded in 1996.

I. Capitalized Development Costs, page 30

2.
We read your response to our previous comment two and appreciate the additional information you provided. However, it remains unclear to us why you believe company funded development costs were appropriately capitalized under GAAP. We note your reference to paragraph 10(e) of SFAS 2 and the fact that you believe these costs did not constitute research and development activities; however, it is unclear to us how and why you believe this paragraph supports capitalization. It appears to us that although these development costs were incurred in anticipation of future sales, no contract for those sales, or for the reimbursement of the costs, existed when they were incurred. It remains unclear to us why these development costs were not required to be expensed as incurred. Refer to EITF 99-5 and SOP 98-5.

Company response:

The Company believes that its development costs were properly capitalized as these costs were incurred in an effort to modify the Company’s existing 2kW generator set in direct response to its customer’s specific request for a lighter, quieter, more efficient 2kW generator set. The Company is the sole source supplier of these generator sets to the customer under the 10 year contract discussed in response to the preceding comment. The Company believed that the cost of these improvements to the existing product represented a future economic benefit that would be realized through increased sales to its customer for both existing applications and new applications. Orders and deliveries of the modified product would be made under the existing contract for 2kW generator sets at an increased price as permitted by Federal Acquisition Regulation 15.404-4(d)1(vi) which allows for recovery of independent development costs in the final price of a product. In as much as:

1.)	The modification efforts were requested by the customer with whom it has a 10 year, sole source contract to provide the product being modified,
2.)	The modification efforts represented a future economic benefit,
3.)	A mechanism exists that allows for the recovery of the costs of those efforts, And
4.)	Recovery of the capitalized modification cost was probable within the life of the contract,

The Company believes that it was appropriate to capitalize those development costs until the modified product was brought to market and the Company began to receive the economic benefit of those efforts.

The Company feels that neither EITF 99-5 “Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements nor SOP 98-5 “Reporting on the Costs of Start-Up Activities” are applicable in this instance as they specifically address pre-production design and development costs and start-up costs rather than costs incurred in conjunction with modification of an existing product that is already being supplied to the customer.

Finally, the Company would like to point out to the Staff that, as described in our first response to the Staff’s comment on the development costs dated February 28, 2007 and as previously reported in the Company’s Form 8-K filed on January 31, 2007 and Form 10Q-SB filed on February 14, 2007, the U.S. Army informed the Company in late January 2007 that there had been a significant change in Army staff and priorities related to the 2kW Generator Program, away from longer-term development efforts toward shorter-term improvements of the product, and that there would be no further funding under the contract. As a result of this development regarding funding, the Company has concluded that it is no longer probable that these capitalized costs will be recovered and will report them as a charge to income for the quarter ended March 31, 2007 and remove them from the Company’s balance sheet.

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In connection with this letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the staff’s comments. Please call Stephen P. Krill at (201) 337-4700 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

THE DEWEY ELECTRONICS CORPORATION

/s/ Stephen P. Krill
_________________________
Stephen P. Krill, Treasurer